SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

[ X	]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED JUNE 30, 2016, OR
[	]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from _________ to__________.

Commission file number 001-00434

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below:  Group Profit Sharing, Incentive and Employer Contribution Plan (France), c/o Groupe Procter & Gamble en France, Service Relations Exterieures, 96 avenue Charles de Gaulle, 92200 Neuilly sur Seine.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202

REQUIRED INFORMATION

Item 1.	Audited statements of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).

Item 2.	Audited statements of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

Procter & Gamble Holding France S.A.S. Group Profit
Sharing, Incentive and Employer Contribution Plan (FRANCE)

Statements of Net Assets Available for Plan Benefits as of June 30, 2016 and 2015, Statements
of Changes in Net Assets Available for Plan Benefits for the Years Ended June 30, 2016, 2015,
and 2014 and  Report of Independent Registered Public Accounting Firm

PROCTER & GAMBLE HOLDING FRANCE S.A.S.
GROUP PROFIT SHARING, INCENTIVE AND EMPLOYER CONTRIBUTION PLAN (FRANCE)

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT PUBLIC ACCOUNTING FIRM	2

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Plan Benefits as of June 30, 2016 and 2015	3

Statement of Changes in Net Assets Available for Plan Benefits for the Years Ended June 30, 2016, 2015 and 2014	4

Notes to Financial Statements	5-10

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of the Procter & Gamble Holding France SAS Group Profit Sharing, Incentive and Employer Contribution Plan (France):

We have audited the accompanying statements of net assets available for plan benefits of the Procter & Gamble Holding France SAS Group Profit Sharing, Incentive and Employer Contribution Plan (France) (the "Plan") as of June 30, 2016 and 2015, and the related statements of changes in net assets available for plan benefits for each of the three years in the period ended June 30, 2016. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States of America).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of June 30, 2016 and 2015 and the changes in net assets available for plan benefits for each of the three years in the period ended June 30, 2016, in conformity with accounting principles generally accepted in the United States of America.

/s/Deloitte & Associés
Deloitte & Associés
Neuilly-sur-Seine, France
September 21, 2016

PROCTER & GAMBLE HOLDING FRANCE SAS GROUP PROFIT SHARING, INCENTIVE AND EMPLOYER CONTRIBUTION PLAN (FRANCE)

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS JUNE 30, 2016 AND 2015

(All numbers in Euros)	2016	2015

ASSETS:
Participant-directed investments	57 025 078	57 719 904
Non participant-directed investments	94 513 447	87 400 223

Total investments	151 538 525	145 120 126

Receivables:
Participant contribution	2 865 682	4 450 371
Employer contribution	3 449 263	3 564 595

Total receivables	6 314 945	8 014 966

NET ASSETS AVAILABLE FOR PLAN BENEFITS	€ 157 853 470	€ 153 135 092

See notes to financial statements.

PROCTER & GAMBLE HOLDING FRANCE SAS GROUP PROFIT SHARING, INCENTIVE AND EMPLOYER CONTRIBUTION PLAN (FRANCE) STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR PLAN BENEFITS FOR THE YEARS ENDED
JUNE 30, 2016, 2015, AND 2014

(All numbers in Euros)	2016	2015	2014

ADDITIONS:
Contributions:
Participant contributions	7 343 544	7 262 249	6 597 071
Employer contributions	4 821 933	6 946 202	4 631 145
Total contributions	12 165 476	14 208 451	11 228 216

Investment (loss) income:
Increase (decrease) in unrealized appreciation in "The Procter & Gamble Company" common stock	5 303 253	13 746 656	(5 086 276)
Increase (decrease) in unrealized appreciation in other investments	(4 616 703)	3 911 080	1 892 721
Realized gain (loss) on sales of The Procter & Gamble Company common stock	2 381 879	2 463 284	2 765 589
Realized gain (loss) on sale of other investments	2 604 069	2 187 903	3 030 039
Dividends from The Procter & Gamble Company common stock	2 102 872	1 872 567	1 595 935
Other income (expense)	(1 798)	(9 672)	(14 648)

Net investment (loss) income	7 773 572	24 171 818	4 183 359

Total additions	19 939 049	38 380 270	15 411 577

DEDUCTION—Benefits paid to participants	15 220 670	15 445 316	17 141 808

NET INCREASE (DECREASE)	4 718 378	22 934 954	(1 730 232)

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
Beginning of year	153 135 092	130 200 139	131 930 372

End of year	€ 157 853 470	€ 153 135 092	€ 130 200 139

See notes to financial statements.

PROCTER & GAMBLE HOLDING FRANCE SAS
GROUP PROFIT SHARING, INCENTIVE AND EMPLOYER CONTRIBUTION PLAN (FRANCE)

NOTES TO FINANCIAL STATEMENTS
AS OF JUNE 30, 2016 AND 2015 AND FOR THE YEARS ENDED JUNE 30, 2016, 2015 AND 2014

1.	DESCRIPTION OF THE PLAN
The following brief description of Procter & Gamble Holding France S.A.S. Group Profit Sharing, Incentive and Employer Contribution Plan (the "Plan") is provided for general information only. Participants should refer to the Plan Document and their country's Plan supplement for more complete information.

General — The Plan is an employee savings plan established on December 17, 1990 by agreement between Procter & Gamble S.A. (Procter & Gamble S.A. changed its name to Procter & Gamble Services France and then to Procter & Gamble Services Neuilly before its current name Procter & Gamble Holding France S.A.S.) together with its directly or indirectly wholly-owned subsidiaries, and those subsidiaries' respective Comités d'Entreprise ("Employee Committees"), in order to provide a means for eligible employees to save and invest their income, group profit sharing, and incentive remuneration. The most recent Plan agreement took effect on July 1, 2014 and was signed by Procter & Gamble Holding France S.A.S., Procter & Gamble France S.A.S., Procter & Gamble Pharmaceuticals France S.A.S., Procter & Gamble Amiens S.A.S., Procter & Gamble Blois S.A.S., Procter & Gamble Seine S.A.S., Wella France S.A.S. and Ondal France S.A.R.L. (together, "P&G France"), and their related Employee Committees.

In addition to the Plan, a collective Pension Savings plan ("PERCO") was established for Procter & Gamble Holding France S.A.S and the following subsidiaries: Procter & Gamble France S.A.S., Procter & Gamble Pharmaceuticals France S.A.S, Procter & Gamble Blois S.A.S, and Procter & Gamble Seine S.A.S. In place since January 1st 2013 for the aforementioned entities, the PERCO was established one year later (January 2014) for Wella France S.A.S and two years later for Ondal France S.A.R.L (February 2015).

Procter & Gamble Holding France S.A.S. is directly or indirectly a wholly-owned subsidiary of The Procter & Gamble Company (the "Parent"). The Plan and the PERCO are subject to the laws and regulations of France. The assets of the Plan and of the PERCO are invested in five "Fonds Commun de Placement d'Entreprise" ("FCPE") which are registered investment funds reserved to employees of P&G France subject to the laws and regulations of France.

Administration — Administration of the Plan and of the PERCO are jointly executed by Procter & Gamble Holding France S.A.S. and Natixis Asset Management, the fund manager. The five FCPE are under the supervision of the Conseils de Surveillance ("Monitoring Committees") which are composed of both employee and employer representatives of P&G France.

Participants Accounts and Investments Options — An account is maintained for each employee, and reflects employee and employer contributions as well as employee withdrawals. There is no provision for the allocation of income since the FCPE's do not pay dividends. Participants are permitted to invest certain contributions into any of the five FCPE's; however, certain other contributions from employees and from P&G France are mandatorily invested in FCPE Groupe Procter & Gamble (Option D). Amounts may be transferred from one FCPE to another FCPE except that "blocked" amounts may not be transferred out of FCPE Groupe Procter & Gamble (Option D).

Participants may allocate their account balances to one or all of the following investment options offered by the Plan:

•
FCPE Groupe Procter & Gamble Actions (Option A) – The prospectus indicates that this fund is primarily invested in securities or in mutual funds which invest with a minimum of 60% in Eurozone securities and with a maximum of 10% in interest rate products.

•
FCPE Groupe Procter & Gamble Obligations (Option B) – The prospectus indicates that this fund is primarily invested in Eurozone monetary products or in mutual funds which invest primarily in Eurozone monetary products.

•
FCPE Groupe Procter & Gamble 5000 (Option C) – The prospectus indicates that this fund is primarily invested in securities or in mutual funds invested at least at 60% in securities (Europe, United States, Asia and emerging countries) and with a maximum of 10% invested in Eurozone monetary products.

•
FCPE Groupe Procter & Gamble (Option D) – The prospectus indicates that this fund is invested at least at 90% in The Procter & Gamble Company common stock and with a maximum of 10% invested in US/Euro zone monetary products.

•
FCPE Groupe Procter & Gamble (Option F) – The prospectus indicates that this fund is invested at 80% in International bonds or in mutual funds which invest in International bonds, at 20% in "socially responsible investment" Euro bonds or in mutual funds which invest in "socially responsible" Euro bonds.

To note, the formerly existing FCPE Groupe Procter & Gamble (Option E) was merged in April 2014 into FCPE Groupe Procter & Gamble (Option F). All assets held in that fund were transferred to the newly created FCPE Option F.

For the PERCO, investments in Option D are not possible. The other Options are accessible at the discretion of the employee.

Contribution and Vesting — Employees are eligible for Plan participation three months after their start date with P&G France. Contributions are made by Plan participants as well as by P&G France as follows:

Employees' Contributions:

- Voluntary, periodic contributions – These are usually contributed on a monthly basis. They are eligible for matching contributions from P&G France. These contributions are automatically invested in Option D.

- Voluntary, complementary contributions – Employees may make complementary contributions whenever they wish although these amounts receive no matching contributions. These contributions are invested at the discretion of the employee in one of the five FCPE's.

Employers' Contributions:

- Employer matching contributions – P&G France makes a matching contribution between 50 and 100 percent, based on employees' voluntary periodic contributions, with a maximum threshold of € 121.72. These matching contributions are automatically invested in Option D.

- Profit Sharing – P&G France calculates and distributes profit sharing contributions according to French law as well as a supplementary profit-sharing agreement. These amounts are invested at the discretion of the employee in one of the five FCPE's. If no investment direction has been given by an employee, amounts are automatically invested as per the last investment choice or, by default, in Option B.

- Incentive compensation – P&G France contributes incentive amounts to employees according to an incentive compensation agreement. Employees have the option to receive these amounts immediately, or to contribute these amounts to the Plan. Amounts contributed to the Plan are invested at the discretion of the employee in one of the five FCPE's, or automatically invested as per the last investment choice.

All contributions are immediately 100 percent vested.

Contributions to the PERCO can be made by the employees through i) voluntary periodic contributions, ii) investment of the profit sharing contribution and iii) valorisation of remaining vacation days (up to 5 per fiscal year).

Withdrawals — All contributions to the Plan are "blocked" for a period of five years beginning on October 1st of the calendar year in which the contribution was made. After this period, amounts are available for withdrawal without restriction. Under certain circumstances, as defined by law, a participant may withdraw "blocked" contributions. All amounts become immediately available for withdrawal upon the termination of employment.

Plan Termination – The Plan agreement was renewed by written agreement between P&G France and their related Employee Committees in December 2014 with effective date January 1st, 2015 for an indefinite period. However, any party has the right to terminate the agreement at any time.
In the event of Plan termination, the FCPE's will either remain active or will be merged with other FCPE's. Thus, Plan participants will have the option to withdraw "unblocked" amounts or to remain invested. Future employee and employer contributions to the Plan would then be suspended.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.
Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Employer and participants contributions reflect the estimated total investments in the Plan, based on prior year behavior.
Risks and Uncertainties — The Plan utilizes various investment instruments as described in Note 1. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
Plan Investments – The Plan's investments are presented at fair-value based upon the net asset value of the units of each FCPE held by the Plan at year end. The net asset values of the FCPE's are determined by the fund manager, Natixis Asset Management, based upon the fair value of the FCPE's underlying investments, less any liabilities.
Purchases and sales of investments are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. The cost of investments sold is determined using average cost.
Fair value measurements – ASC 820, Fair Value Measurements and Disclosures, established a single authoritative definition of fair value, set as a framework for measuring fair value, and requires additional disclosures about fair value measurements. In accordance with ASC 820, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2 which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The following table sets forth by level within the hierarchy a summary of the Plan's investments measured at fair value on a recurring basis at June 30, 2016.

	2016			2015
Asset Group	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
The Procter & Gamble Company common stock	€ 94 513 447			€ 87 400 223

Other investments	€ 57 025 078			€ 57 719 904
TOTAL	€ 151 538 525			€ 145 120 126

Expenses of the Plan – Investment management, record keeping expenses, and other administrative expenses are paid by P&G Holding France S.A.S. Brokerage commissions are paid by the participants, and other costs related to the purchase or sale of shares are reflected in the price of the shares and borne by the participants.
Contributions Receivable – Contributions that are pending transfer to the Trustee as of June 30, 2016 and 2015 are recorded as contributions receivable to the Plan in the accompanying financial statements.
Payment of Benefits – Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not been yet paid at June 30, 2016 and 2015.

3.	INVESTMENTS
Investments held by the Plan at June 30, 2016 and 2015 were as follows:
	2016		2015
(All numbers in Euros)	Number	Market	Number	Market
	of Shares	Value in €uros	of Shares	Value in €uros
Investments of each FCPE

• Groupe Procter & Gamble Actions (Option A)*	240 586	21 587 457	242 570	22 736 811
• Groupe Procter & Gamble Obligations (Option B)*	681 221	19 169 451	642 800	18 079 662
• Groupe Procter & Gamble 5000 (Option C)*	655 049	12 914 006	654 885	14 053 180
• Groupe Procter & Gamble (Option D)*	488 549	94 513 447	501 875	87 400 223
• Groupe Procter & Gamble Solidaire (Option E)*	-	-	-	-
• Groupe Procter & Gamble Obligations (Option F)*	2 031 951	3 354 165	1 819 901	2 850 251

Total investments		€ 151 538 525		€ 145 120 126
*Represents investments which exceed five percent of net assets available for benefits

The Plan's investments experienced unrealized (depreciation) appreciation in value as follows for the years ended June 30, 2016, 2015 and 2014:

(All numbers in Euros)	2016	2015	2014

The Procter & Gamble Company Common stock (FCPE Option D)
Cost	46 595 887	44 785 916	43 344 100
Market value	94 513 447	87 400 223	72 211 751
Unrealized appreciation (depreciation)	47 917 560	42 614 307	28 867 651

(Decrease) increase in unrealized appreciation	5 303 253	13 746 656	(5 086 276)

Other investments (FCPE Option A, B, C, E, F)
Cost	53 050 353	49 128 475	47 433 040
Market value	57 025 078	57 719 904	52 113 388
Unrealized appreciation (depreciation)	3 974 725	8 591 428	4 680 348

Increase (decrease) in unrealized appreciation	(4 616 703)	3 911 080	1 892 721

The realized gain (loss) on the sales of the Plan's investments for the years ended June 30, 2016, 2015, and 2014 was determined as follows:

(All numbers in Euros)	2016	2015	2014

The Procter & Gamble Company Common stock
Proceeds on sales of shares	10 905 117	10 623 607	13 654 835
Cost	8 523 237	8 160 323	10 889 245
Realized (loss) gain	2 381 879	2 463 284	2 765 589

Other investments
Proceeds on sales of shares	27 696 356	21 033 431	31 829 907
Cost	25 092 287	18 845 528	28 799 868
Realized (loss) gain	€ 2 604 069	€ 2 187 903	€ 3 030 039

4.	NON PARTICIPANT - DIRECTED INVESTMENTS
FCPE Option D is considered to be non participant-directed under the guidance of SOP 99-3 because participants are required to maintain contributed funds in the Parent's stock.
Information about the net assets and the significant components of the changes in net assets relating to the non participant-directed investments as of June 30, 2016, 2015 and 2014 is as follows:
(All numbers in Euros)	2016	2015	2014

Net assets:
P&G Company Stock (FCPE Option D)	87 400 223	72 211 751	75 763 144

Changes in net assets:
Net appreciation (depreciation) in fair value of investments	€ 9 784 609	18 079 057	(728 015)
Participant contributions	4 786 842	4 958 956	4 672 369
Employer contributions	3 247 595	2 898 934	3 243 144
Benefits paid to participants	(10 705 822)	(10 748 475)	(10 738 891)
Net change	7 113 224	15 188 472	(3 551 394)

P&G Company Stock (FCPE Option D)—beginning of year	87 400 223	72 211 751	75 763 144

P&G Company Stock (FCPE Option D)—end of year	94 513 447	87 400 223	72 211 751

5.	PLAN PARTICIPANTS
As of June 30, 2016, the Plan had 3,656 participants invested in the Plan (vs 3,656 as of June 2015) whereas 871 employees (829 as of June 30, 2015) chose to collect their year group profit sharing rather than invest in the plan.

6.	TAX STATUS
The Plan and the underlying FCPE's are subject to the tax laws of France. The Plan and the underlying FCPE's are tax-exempt according to French tax law. Thus, no provision for income taxes has been reflected in the accompanying financial statements.

7.     RELATED PARTY TRANSACTIONS
At June 30, 2016 and 2015, the plan held 1,240,800 and 1,242,940 shares respectively, of common stock of the Procter & Gamble Company, the sponsoring employer with a cost basis of € 46,595,887 and € 44,785,916 respectively and a fair value of € 94,513,447 and € 87,400,223 respectively.
During the years ended June 30, 2016, 2015 and 2014, the Plan recorded dividend income from common stock of the Procter & Gamble Company of € 2,102,872, € 1,872,567 and € 1,595,934 respectively.
During the years ended June 30, 2016, 2015 and 2014, the Plan's investment in common stock of The Procter & Gamble Company, including gains and losses on investments bought and sold as well as held during the year (depreciated) appreciated in value by € 7,685,132, by € 16,209,940 and € (2,320,687) respectively.

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized on September 21, 2016.

PROCTER & GAMBLE HOLDING FRANCE S.A.S.GROUP PROFIT SHARING, INCENTIVE AND EMPLOYER CONTRIBUTION PLAN (FRANCE)

By:  /s/Christophe Duron
       Christophe Duron
                               President
                               Procter & Gamble Holding France S.A.S. Group Profit Sharing,
                               Incentive and Employer Contribution Plan (France)

EXHIBIT INDEX

Exhibit No.

      23                                   Consent of Deloitte & Associés